UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number: 001-31221

Total number of pages: 87

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: October 26, 2012	By:	/s/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	Earnings release for the six months ended September 30, 2012
2.	Results for the first six months of the fiscal year ending March 31, 2013

Earnings Release	October 26, 2012
For the Six Months Ended September 30, 2012	[U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Kaoru Kato, Representative Director, President and Chief Executive Officer
Contact:	Ken Takeuchi, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	November 1, 2012
Scheduled date for dividend payment:	November 19, 2012
Supplemental material on quarterly results:	Yes
Presentation on quarterly results:	Yes (for institutional investors and analysts)

(Amounts are rounded off to the nearest 1 million yen.)

1. Consolidated Financial Results for the Six Months Ended September 30, 2012 (April 1, 2012 - September 30, 2012)

(1) Consolidated Results of Operations

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT DOCOMO, INC.
Six months ended September 30, 2012	2,207,320	4.5%	471,109	(7.4)%	465,586	(9.0)%	285,884	(4.4)%
Six months ended September 30, 2011	2,112,982	(1.2)%	508,501	(4.3)%	511,871	(2.9)%	299,018	(3.5)%

(Note)	Comprehensive income attributable to NTT DOCOMO, INC.:	For the six months ended September 30, 2012:	297,553 million yen	3.4%
		For the six months ended September 30, 2011:	287,678 million yen	(0.4)%

	Basic Earnings per Share Attributable to NTT DOCOMO, INC.	Diluted Earnings per Share Attributable to NTT DOCOMO, INC.
Six months ended September 30, 2012	6,894.15 (yen)	—
Six months ended September 30, 2011	7,210.88 (yen)	—

(Percentages above represent changes compared to the corresponding previous quarterly period)

(2) Consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Total Equity (Net Assets)	NTT DOCOMO, INC. Shareholders’ Equity	Shareholders’ Equity Ratio	NTT DOCOMO, INC. Shareholders’ Equity per Share
September 30, 2012	7,005,342	5,289,674	5,243,916	74.9%	126,458.15 (yen)
March 31, 2012	6,948,082	5,108,771	5,062,527	72.9%	122,083.91 (yen)

2. Dividends

	Cash Dividends per Share (yen)
Date of Record	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year End	Total
Year ended March 31, 2012	—	2,800.00	—	2,800.00	5,600.00
Year ending March 31, 2013	—	3,000.00
Year ending March 31, 2013 (Forecasts)			—	3,000.00	6,000.00

(Note) Revisions to the forecasts of dividends: None

3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2013 (April 1, 2012 - March 31, 2013)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT DOCOMO, INC.		Basic Earnings per Share Attributable to NTT DOCOMO, INC.
Year ending March 31, 2013	4,520,000	6.6%	820,000	(6.2)%	814,000	(7.2)%	507,000	9.3%	12,226.41 (yen)

(Percentages above represent changes compared to the corresponding previous year)

(Note) Revisions to the forecasts of consolidated financial results: Yes

* Notes:

(1) Changes in significant subsidiaries	None
(Changes in significant subsidiaries for the six months ended September 30, 2012 which resulted in changes in scope of consolidation)

(2) Application of simplified or exceptional accounting	None

(3) Changes in accounting policies
i. Changes due to revision of accounting standards and other regulations:	None
ii. Others:	None
(Refer to “2. (3) Changes in Accounting Policies” on page 12, contained in the attachment for more information.)

(4) Number of issued shares (common stock)
i. Number of issued shares (inclusive of treasury stock):	As of September 30, 2012:	43,650,000 shares
	As of March 31, 2012:	43,650,000 shares

ii. Number of treasury stock:	As of September 30, 2012:	2,182,399 shares
	As of March 31, 2012:	2,182,399 shares

iii. Number of weighted average common shares outstanding:	For the six months ended September 30, 2012:	41,467,601 shares
	For the six months ended September 30, 2011:	41,467,601 shares

* Presentation on the status of quarterly review procedure:

This earnings release is not subject to the quarterly review procedure as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the quarterly review procedure on financial statements as required by the Financial Instruments and Exchange Act had not been finalized.

* Explanation for forecasts of operations and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2013, refer to “1. (3) Prospects for the Fiscal Year Ending March 31, 2013” on page 11 and “5. Special Note Regarding Forward-Looking Statements” on page 21, contained in the attachment.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Six Months Ended September 30, 2012

1. Information on Consolidated Results

(1) Operating Results

i. Business Overview

As Japan’s mobile telecommunications market continues to mature, competition among operators remains intense with user movements using the Mobile Number Portability system becoming increasingly active amid a major market transition caused by changes such as the rapid expansion in the adoption of smartphones.

Under these market conditions, we developed our corporate vision for 2020, “Pursuing Smart Innovation: HEART”, with the goal of achieving further growth and proposing new values to society. To establish the clear steps toward this goal, we also developed our “Medium-Term Vision 2015” and implemented various measures for “Evolution of services by pursuing innovation” and “New value creation through convergence” under the slogan of “Speed and Challenge”.

For the fiscal year ending March 31, 2013, we adopted a business management policy focusing on the “Increase in net additions of subscribers by promoting smartphones and Xi services”, “Provision of cloud-based services”, “Further improvement of customer satisfaction and reinforcement of safety/security measures” and “Transformation into an Integrated Service Company placing mobile at the core”.

In particular, to facilitate the “Transformation into an Integrated Service Company placing mobile at the core” for further revenues expansion, in the medical/healthcare business, we established docomo Healthcare, Inc. jointly with OMRON HEALTHCARE Co., Ltd., a company with a proven track record in the healthcare business, and moved ahead with the preparations for the launch of new healthcare support services. In addition, with respect to the aggregation/platform business, we acquired the shares in Buongiorno S.p.A., one of the leading mobile service providers in Europe, and turned it into a consolidated subsidiary with the aim of solidifying the structure for the operating platform business in markets outside Japan. Further, as part of our initiatives in the field of commerce business, we acquired additional shares in Tower Records Japan, Inc. and turned it into a subsidiary to promote the sales of CD/DVD and other products on our “dmarket” portal.

We extend our deepest apologies for inconveniencing many customers with the service interruptions reported in July and August 2012. Learning also from the lessons of the series of malfunctions that occurred in and after June 2011, we have been implementing a number of measures to prevent recurrence of the problem.

To prepare against possible earthquakes and other disasters in the future, we have moved ahead with the dispersion of important facilities, opening a new backup center in Kyushu in July 2012. In addition, we are continuing the verification of green base stations that utilize large-capacity batteries and solar power generation with the aim of putting them into commercial use as quickly as possible.

As a provider of social infrastructure, we are committed to steadily implementing the above-mentioned measures to maintain communication services and constructing a safe, secure and high-quality network.

For the six months ended September 30, 2012, in our cellular services revenues, while voice revenues decreased by ¥133.9 billion due mainly to the impacts of penetration of the “Monthly Support” discount program and a decrease in MOU (Minutes of Use), packet revenues increased by ¥69.1 billion due to a growth in the user base of smartphones as a result of our active sales promotion. Other revenues grew by ¥31.9 billion owing mainly to an expansion of our new businesses and an increase in the subscriptions to “Mobile Phone Protection & Delivery Service.” Equipment sales revenues grew by ¥127.2 billion due to an increase in wholesale price per unit and an increase in the number of handsets sold to agent resellers. Consequently, we recognized operating revenues of ¥2,207.3 billion (an increase of ¥94.3 billion from the same period of the previous fiscal year). Despite our ongoing cost-cutting efforts, operating expenses increased by ¥131.7 billion from the same period of the previous fiscal year to ¥1,736.2 billion as a result of costs for measures aimed to strengthen our cloud businesses and to expand new businesses as well as increased costs of equipment sold due to an increase in the purchase price per handset and the number of handset sold to agent resellers. As a result of the foregoing, we recorded operating income of ¥471.1 billion (a decrease of ¥37.4 billion from the same period of the previous fiscal year). Income before income taxes was ¥465.6 billion and net income attributable to NTT DOCOMO, INC. was ¥285.9 billion.

DOCOMO Earnings Release	Six Months Ended September 30, 2012

Consolidated results of operations for the six months ended September 30, 2011 and 2012 were as follows:

<Results of operations>

	Billions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2012	Increase (Decrease)
Operating revenues	¥2,113.0	¥2,207.3	¥94.3	4.5%
Operating expenses	1,604.5	1,736.2	131.7	8.2

Operating income	508.5	471.1	(37.4)	(7.4)
Other income (expense)	3.4	(5.5)	(8.9)	—

Income before income taxes and equity in net income (losses) of affiliates	511.9	465.6	(46.3)	(9.0)
Income taxes	207.6	184.2	(23.4)	(11.3)
Income before equity in net income (losses) of affiliates	304.3	281.4	(22.9)	(7.5)
Equity in net income (losses) of affiliates	(5.8)	(0.5)	5.3	90.8

Net income	298.5	280.9	(17.6)	(5.9)
Less: Net (income) loss attributable to noncontrolling interests	0.5	5.0	4.5	821.4

Net income attributable to NTT DOCOMO, INC.	¥299.0	¥285.9	¥(13.1)	(4.4)%

EBITDA margin*	39.5%	36.5%	(3.0) point	—

ROCE before tax effect*	9.6%	8.7%	(0.9) point	—

ROCE after tax effect*	5.7%	5.4%	(0.3) point	—

*	EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 20.

<Operating revenues>

	Billions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2012	Increase (Decrease)
Wireless services	¥1,877.8	¥1,845.0	¥(32.8)	(1.7)%
Cellular services revenues	1,708.8	1,644.1	(64.8)	(3.8)
- Voice revenues	802.4	668.5	(133.9)	(16.7)
- Packet communications revenues	906.5	975.6	69.1	7.6
Other revenues	168.9	200.9	31.9	18.9
Equipment sales	235.2	362.4	127.2	54.1

Total operating revenues	¥2,113.0	¥2,207.3	¥94.3	4.5%

Note: Voice revenues include data communications revenues through circuit switching systems.

<Operating expenses>

	Billions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2012	Increase (Decrease)
Personnel expenses	¥135.5	¥138.0	¥2.5	1.8%
Non-personnel expenses	990.8	1,123.5	132.7	13.4
Depreciation and amortization	318.4	324.2	5.8	1.8
Loss on disposal of property, plant and equipment and intangible assets	11.6	22.5	10.9	94.2
Communication network charges	128.9	108.5	(20.4)	(15.9)
Taxes and public dues	19.3	19.5	0.2	1.2

Total operating expenses	¥1,604.5	¥1,736.2	¥131.7	8.2%

DOCOMO Earnings Release	Six Months Ended September 30, 2012

ii. Segment Results

Mobile phone business—

We have been moving ahead with our customer-centric business transformation initiatives in an effort to offer customers with products and services that can meet their diverse requirements.

During the six months ended September 30, 2012, we were awarded the No. 1 ranking in the “mobile data devices customer satisfaction survey” by Nikkei BP Consulting, Inc.*1 and the “2012 Japan Business Mobile Phone Service Satisfaction Study” by J.D. Power Asia Pacific, Inc.*2, both for the fourth straight year.

To accelerate the adoption of smartphones, we released a total of 21 new models, including GALAXY S III and many other Xi LTE-enabled smartphone models, in the six months ended September 2012 in a continued effort to enrich our product lineup. In August 2012, we released “Raku Raku Smartphone”, a new smartphone series featuring easy-to-use touch-screen and large fonts for improved readability, and started offering a dedicated billing plan for its users, “Raku Raku Pake-hodai.” As a result of the foregoing, we sold a total of 6.44 million units of smartphones during the first six months of the fiscal year ending March 31, 2013, and the total number of Xi subscriptions topped 6.00 million in September 2012.

To enhance the convenience of customers using data communications services, we expanded the coverage of “docomo Wi-Fi” public wireless LAN service, which enables high-speed, large-capacity access to the internet, and launched a promotional campaign that grants subscribers lifetime free access to Wi-Fi service. Going forward, we will continue the roll-out of Wi-Fi access points in railway stations, cafes, convenience stores and other locations frequented by customers to create an environment where users can utilize our services even more conveniently. In addition, we launched “WORLD WING Wi-Fi” service for the users of “Overseas Pake-hodai” flat-rate billing plan.

As for the services offered via “docomo cloud”, we launched “Photo Collection” service that provides users with cloud storage of photos and videos in September 2012. Meanwhile, our “Shabette Concier” voice agent function garnered approximately 4 million downloads and 180 million accesses on a cumulative basis in September 2012.

With respect to our directly operated content market, “dmarket”, we added the “ANIME Store” in July 2012, and started support for multi-device access in August 2012 to allow users to share the same content over multiple devices such as smartphones and tablets. We will continually strive to enrich services with the planned launch of gaming and online shopping platforms in the future.

During the six months ended September 30, 2012, the number of cellular subscriptions as of September 2012 increased by 1.79 million to 60.79 million from the previous fiscal year due to solid sales of smartphones. On the other hand, competition in the Japanese cellular market for net additions remained intense, while the impact of the Mobile Number Portability system contributed to an increase in our churn rate for the six months ended September 2012 by 0.27 points to 0.77% from the previous fiscal year.

Although packet revenues recorded an increase of ¥69.1 billion from the same period of the previous fiscal year due to increased packet usage resulting from the expanded uptake of smartphones and other factors, voice revenues posted a decrease of ¥133.9 billion due to factors such as the penetration of “Monthly Support” discount programs and a decrease in MOU. As a result, cellular services revenues for the six months ended September 30, 2012 decreased by ¥64.8 billion from the same period of the previous fiscal year to ¥1,644.1 billion.

With regard to equipment sales, equipment sales revenues and cost of equipment sold increased from the same period of the previous fiscal year due mainly to an increase in wholesale and purchase prices per unit, respectively, as well as an increase in the number of handsets sold to agent resellers.

As a result of the foregoing, operating revenues and operating income from the mobile phone business for the six months ended September 30, 2012 were ¥2,128.7 billion (an increase of ¥77.9 billion from the same period of the previous fiscal year) and ¥486.8 billion (a decrease of ¥26.1 billion from the same period of the previous fiscal year), respectively.

DOCOMO Earnings Release	Six Months Ended September 30, 2012

*1:

Nikkei BP Consulting “4th Mobile data devices customer satisfaction survey”, a customer satisfaction survey on mobile data communications devices (3G, LTE, WiMAX) of Japanese mobile operators conducted in March 2012. http://consult.nikkeibp.co.jp/consult/news/2012/0423md/

*2:	J.D. Power Asia Pacific, Inc. 2009-2012 Japan Business Mobile Phone Service Satisfaction StudiesSM.
2012 Study based on a total of 3,646 responses from 2,764 companies with 100 or more employees (up to two responses from one company) about telecommunications firms who supply a mobile telephone / PHS service. http://jdpower.co.jp/

DOCOMO Earnings Release	Six Months Ended September 30, 2012

Number of subscriptions by services, trend of ARPU and other operating data are as follows:

<Number of subscriptions by services>

	Thousand subscriptions
	September 30, 2011	September 30, 2012	Increase (Decrease)
Cellular services	58,993	60,787	1,793	3.0%
Cellular (Xi) services	389	6,198	5,810	—
Cellular (FOMA) services	57,862	54,588	(3,274)	(5.7)
packet flat-rate services	34,267	37,781	3,515	10.3
i-mode services	46,183	37,356	(8,828)	(19.1)
sp-mode services	5,375	14,289	8,914	165.8
i-channel services	15,886	15,172	(714)	(4.5)
i-concier services	6,007	7,480	1,473	24.5

Notes:
1. Number of Cellular services subscriptions as of September 30, 2011 includes subscriptions to Cellular (mova) services.
2. Number of subscriptions to Cellular services and Cellular (FOMA) services includes Communication Module services subscriptions.
3. Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

<Number of handsets sold and churn rate>

	Thousand units
	Six months ended September 30, 2011	Six months ended September 30, 2012	Increase (Decrease)
Number of handsets sold	10,345	11,837	1,492	14.4%
Cellular (Xi) services
New Xi subscription	373	1,157	784	210.5
Change of subscription from FOMA	3	2,994	2,991	—
Xi handset upgrade by Xi subscribers	2	176	174	—
Cellular (FOMA) services
New FOMA subscription	2,354	2,280	(74)	(3.1)
Change of subscription from Xi	383	10	(374)	(97.5)
FOMA handset upgrade by FOMA subscribers	7,229	5,220	(2,009)	(27.8)

Churn Rate	0.50%	0.77%	0.27 point	—

Notes:

1.	Number of handsets sold and churn rate for the six months ended September 30, 2011 includes number of mova handset sold and churn of subscriptions to Cellular (mova) services.

DOCOMO Earnings Release	Six Months Ended September 30, 2012

ARPU and MOU

As we disclose results of operations for the six months ended September 2012, in order to show the continuous growth that we aim to achieve by “the Transformation into an Integrated Service Company placing mobile at the core”, we newly introduced "Smart ARPU" as a performance indicator which captures particularly revenues from new businesses such as “dmarket”, in addition to conventional “Voice ARPU” and “Packet ARPU”.

<Trend of ARPU and MOU>

	Yen
	Six months ended September 30, 2011	Six months ended September 30, 2012	Increase (Decrease)
Aggregate ARPU*	¥5,230	¥4,900	¥(330)	(6.3)%
Voice ARPU	2,310	1,850	(460)	(19.9)
Packet ARPU	2,570	2,660	90	3.5
Smart ARPU	350	390	40	11.4

MOU* (minutes)	128	119	(9)	(7.0)%

Notes:

1.	ARPU and MOU data for the six months ended September 30, 2011 include ARPU and MOU for Cellular (mova) services.
2.	With the introduction of "Smart ARPU", “Aggregate ARPU” contains “Smart ARPU”. Some elements (revenues from content, cloud services and other services) included in conventional “Packet ARPU” for the six months ended September 30, 2011 have been retroactively reclassified into “Smart ARPU”. The impact of the reclassification is ¥80.
*	See “4. (2) Definition and Calculation Methods of ARPU and MOU” on page 19 for definition and calculation methods.

Results of operations are as follows:

<Results of operations>

	Billions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2012	Increase (Decrease)
Operating revenues from mobile phone business	¥2,050.8	¥2,128.7	¥77.9	3.8%
Operating income (loss) from mobile phone business	512.8	486.8	(26.1)	(5.1)

DOCOMO Earnings Release	Six Months Ended September 30, 2012

All other businesses—

For the six months ended September 30, 2012, we undertook intiatives to expand the customer base of NOTTV, the first-ever broadcasting station specifically for smartphones, which we launched in April 2012, through which customers can enjoy high sound-quality, high definition broadcasting services. The initiatives include measures such as an increase in the number of NOTTV enabled-handsets to 7 models, an increase in the program/content offerings and expansion of service areas. Also, we have continuously strived to increase our revenues from credit services, music and video software sales business, home shopping services provided primarily through TV media, premium home-delivery services offering organic and preservative-free food, high-speed internet connection services for hotel facilities, advertisement services and development, sales and maintenance of IT systems.

Operating revenues from all other businesses for the six months ended September 30, 2012 were ¥78.6 billion, which represented 3.6% of total operating revenues. Operating expenses from all other businesses were ¥94.3 billion, and as a result, operating loss from all other businesses was ¥15.7 billion.

Results of operations are as follows:

<Results of operations>

	Billions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2012	Increase (Decrease)
Operating revenues from all other businesses	¥62.1	¥78.6	¥16.5	26.5%
Operating income(loss) from all other businesses	(4.3)	(15.7)	(11.3)	(260.6)

iii. Trend of Capital Expenditures

We are taking measures to expand the network coverage of Xi service in an effective manner, to reinforce our network capacity in response to an increase in data traffic demand as well as to disperse key business facilities for packet communication platforms and customer information management systems. As a result of these initiatives, total capital expenditures for the six months ended September 30, 2012 were ¥361.0 billion (an increase of 15.8% compared to the same period of the previous fiscal year).

<Capital expenditures>

	Billions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2012	Increase (Decrease)
Total capital expenditures	¥311.6	¥361.0	¥49.4	15.8%
Mobile phone business	251.7	293.2	41.5	16.5
Other (including information systems)	59.9	67.8	7.9	13.1

DOCOMO Earnings Release	Six Months Ended September 30, 2012

(2) Financial Review

i. Financial Position

	Billions of yen
	September 30, 2011	September 30, 2012	Increase (Decrease)		(Reference) March 31, 2012
Total assets	¥6,794.0	¥7,005.3	¥211.4	3.1%	¥6,948.1
NTT DOCOMO, INC. shareholders’ equity	5,030.3	5,243.9	213.6	4.2	5,062.5
Liabilities	1,735.8	1,715.7	(20.1)	(1.2)	1,839.3
Including: Interest bearing liabilities	324.3	254.0	(70.3)	(21.7)	256.7

Shareholders’ equity ratio (1)	74.0%	74.9%	0.9 point	—	72.9%
Debt ratio (2)	6.1%	4.6%	(1.5) point	—	4.8%

Notes:	(1) Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets
(2) Debt ratio = Interest bearing liabilities / (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)

ii. Cash Flow Conditions

For the six months ended September 30, 2012, net cash provided by operating activities was ¥387.0 billion, a decrease of ¥237.4 billion (38.0%) from the same period of the previous fiscal year. This was mainly due to an increase of fund-provision in relation to installment receivables for subscribers’ handset purchases under the installment method.

Net cash used in investing activities was ¥458.2 billion, a decrease of uses by ¥203.6 billion (30.8%) from the same period of the previous fiscal year. This was mainly due to an increase of proceeds from redemption of short-term investments of more than three months for cash management purposes and an increase of proceed from redemption of short-term bailment for consumption to a related party.

Net cash used in financing activities was ¥130.2 billion, a decrease of uses by ¥82.0 billion (38.6%) from the same period of the previous fiscal year. This was mainly due to a decrease in repayment of long-term debt.

The balance of cash and cash equivalents was ¥320.7 billion as of September 30, 2012, a decrease of ¥201.4 billion (38.6%) from the previous fiscal year end.

	Billions of yen
	Six months ended September 30, 2011	Six months ended September 30, 2012	Increase (Decrease)
Net cash provided by operating activities	¥624.4	¥387.0	¥(237.4)	(38.0)%
Net cash used in investing activities	(661.8)	(458.2)	203.6	30.8
Net cash provided by (used in) financing activities	(212.1)	(130.2)	82.0	38.6
Free cash flows (1)	(37.4)	(71.2)	(33.8)	(90.3)
Free cash flows excluding the effects of irregular factors (2), the effect of transfer of receivables (3), and changes in investments for cash management purposes (4)*	272.8	56.2	(216.6)	(79.4)

Notes:	(1) Free cash flows = Net cash provided by operating activities + Net cash used in investing activities
(2) Irregular factors = Effects of uncollected revenues due to bank closures at the end of the fiscal period
(3) Effect of transfer of receivables = Effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION

(4)    Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 20.

DOCOMO Earnings Release	Six Months Ended September 30, 2012

(3) Prospects for the Fiscal Year Ending March 31, 2013

Competition in Japan’s mobile telecommunications market is expected to remain intense in such areas as acquisition of subscribers and further improvement of service offerings. Under these market conditions, we revise our forecasts as follows.

We expect that there will be 20 million users of our smartphones as of March 2013 with strong uptakes in the number of smartphone users. We revise our operating revenues forecasts upward by ¥70.0 billion to ¥4,520.0 billion from the original forecast due to an increase in equipment sales revenues that more than offsets a decrease in voice revenues due to impacts of penetration of VoIP* and other factors. Operating revenue will post an increase of ¥280.0 billion from the previous fiscal year.

On the expense side, we also revised our operating expenses forcasts upward by ¥150.0 billion to ¥3,700.0 billion from the original forecast. Despite our ongoing efforts aimed at further cost efficiency, we expect an increase in expenses due to the implementation of measures aimed at Xi service area expansion, construction of a more reliable communication network and regaining our competitiveness.

Accordingly, operating income is forecasted to be ¥820.0 billion, a decrease of ¥80.0 billion from the original forecasts.

*	VoIP (Voice over Internet Protocol) is a technology that allows voice data to be transmitted over networks such as the Internet

	Billions of yen
	Year ending March 31, 2013 (Original Forecasts)	Year ending March 31, 2013 (Revised Forecasts)	Increase (Decrease)		Year ended March 31, 2012 (Actual Results)
Operating revenues	¥4,450.0	¥4,520.0	¥70.0	1.6%	¥4,240.0
Operating income	900.0	820.0	(80.0)	(8.9)	874.5
Income before income taxes	903.0	814.0	(89.0)	(9.9)	877.0
Net income attributable to NTT DOCOMO, INC.	557.0	507.0	(50.0)	(9.0)	463.9
Capital expenditures	735.0	749.0	14.0	1.9	726.8
Adjusted free cash flows excluding the effects of irregular factors, the effect of transfer of receivables, and changes in investments for cash management purposes*	440.0	240.0	(200.0)	(45.5)	503.5
EBITDA*	1,626.0	1,546.0	(80.0)	(4.9)	1,583.3
EBITDA margin*	36.5%	34.2%	(2.3) point	—	37.3%
ROCE before tax effect*	16.5%	15.1%	(1.4) point	—	16.5%
ROCE after tax effect*	10.2%	9.4%	(0.8) point	—	9.8%

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of free cash flows excluding irregular factors and changes in investments for cash management purposes, EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 20.

DOCOMO Earnings Release	Six Months Ended September 30, 2012

2. Other Information

(1) Changes in Significant Subsidiaries

None

(2) Application of Simplified or Exceptional Accounting

None

(3) Changes in Accounting Policies

None

DOCOMO Earnings Release	Six Months Ended September 30, 2012

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2012	September 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	¥522,078	¥320,710
Short-term investments	371,504	391,884
Accounts receivables	963,001	218,600
Receivables held for sale	—	562,330
Credit card receivables	189,163	188,477
Allowance for doubtful accounts	(23,550)	(26,090)
Other receivables	47,014	337,020
Inventories	146,563	187,622
Deferred tax assets	76,858	76,395
Prepaid expenses and other current assets	65,630	81,984

Total current assets	2,358,261	2,338,932

Property, plant and equipment:
Wireless telecommunications equipmen	5,700,951	5,597,047
Buildings and structures	867,553	874,634
Tools, furniture and fixtures	520,469	524,284
Land	199,802	199,829
Construction in progress	133,068	155,213
Accumulated depreciation and amortization	(4,885,546)	(4,786,918)

Total property, plant and equipment, net	2,536,297	2,564,089

Non-current investments and other assets:
Investments in affiliates	480,111	471,986
Marketable securities and other investments	128,389	133,772
Intangible assets, net	680,831	683,033
Goodwill	204,890	222,998
Other assets	255,747	304,723
Deferred tax assets	303,556	285,809

Total non-current investments and other assets	2,053,524	2,102,321

Total assets	¥6,948,082	¥7,005,342

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥75,428	¥62,959
Short-term borrowings	733	7,427
Accounts payable, trade	738,783	629,101
Accrued payroll	55,917	54,475
Accrued interest	767	710
Accrued income taxes	150,327	158,626
Other current liabilities	132,048	142,531

Total current liabilities	1,154,003	1,055,829

Long-term liabilities:
Long-term debt (exclusive of current portion)	180,519	183,586
Accrued liabilities for point programs	173,136	155,064
Liability for employees’ retirement benefits	160,107	165,876
Other long-term liabilities	171,546	155,313

Total long-term liabilities	685,308	659,839

Total liabilities	1,839,311	1,715,668

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	732,592	732,537
Retained earnings	3,861,952	4,031,727
Accumulated other comprehensive income (loss)	(104,529)	(92,860)
Treasury stock, at cost	(377,168)	(377,168)
Total NTT DOCOMO, INC. shareholders’ equity	5,062,527	5,243,916
Noncontrolling interests	46,244	45,758

Total equity	5,108,771	5,289,674

Total liabilities and equity	¥6,948,082	¥7,005,342

DOCOMO Earnings Release	Six Months Ended September 30, 2012

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Six Months Ended September 30, 2011	Six Months Ended September 30, 2012
Operating revenues:
Wireless services	¥1,877,776	¥1,844,952
Equipment sales	235,206	362,368

Total operating revenues	2,112,982	2,207,320

Operating expenses:
Cost of services (exclusive of items shown separately below)	436,585	475,705
Cost of equipment sold (exclusive of items shown separately below)	317,830	374,282
Depreciation and amortization	318,384	324,216
Selling, general and administrative	531,682	562,008

Total operating expenses	1,604,481	1,736,211

Operating income	508,501	471,109

Other income (expense):
Interest expense	(1,680)	(910)
Interest income	672	728
Other, net	4,378	(5,341)

Total other income (expense)	3,370	(5,523)

Income before income taxes and equity in net income (losses) of affiliates	511,871	465,586

Income taxes:
Current	195,627	164,771
Deferred	11,958	19,388

Total income taxes	207,585	184,159

Income before equity in net income (losses) of affiliates	304,286	281,427

Equity in net income (losses) of affiliates, net of applicable taxes	(5,810)	(537)

Net income	298,476	280,890

Less: Net (income) loss attributable to noncontrolling interests	542	4,994

Net income attributable to NTT DOCOMO, INC.	¥299,018	¥285,884

PER SHARE DATA
Weighted average common shares outstanding – Basic and Diluted (shares)	41,467,601	41,467,601

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥7,210.88	¥6,894.15

Consolidated Statements of Comprehensive Income
	Millions of yen
	Six Months Ended September 30, 2011	Six Months Ended September 30, 2012
Net income	¥298,476	¥280,890
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(9,379)	9,022
Change in fair value of derivative instruments, net of applicable taxes	(9)	13
Foreign currency translation adjustment, net of applicable taxes	(2,201)	2,446
Pension liability adjustment, net of applicable taxes	234	214

Total other comprehensive income (loss)	(11,355)	11,695

Comprehensive income	287,121	292,585

Less: Comprehensive (income) loss attributable to noncontrolling interests	557	4,968

Comprehensive income attributable to NTT DOCOMO, INC.	¥287,678	¥297,553

DOCOMO Earnings Release	Six Months Ended September 30, 2012

Consolidated Statements of Income

	Millions of yen
	Three Months Ended September 30, 2011	Three Months Ended September 30, 2012
Operating revenues:
Wireless services	¥943,673	¥921,515
Equipment sales	122,021	213,524

Total operating revenues	1,065,694	1,135,039

Operating expenses:
Cost of services (exclusive of items shown separately below)	218,134	244,108
Cost of equipment sold (exclusive of items shown separately below)	168,142	216,198
Depreciation and amortization	162,596	166,744
Selling, general and administrative	276,036	299,507

Total operating expenses	824,908	926,557

Operating income	240,786	208,482

Other income (expense):
Interest expense	(774)	(449)
Interest income	354	356
Other, net	1,250	(7,617)

Total other income (expense)	830	(7,710)

Income before income taxes and equity in net income (losses) of affiliates	241,616	200,772

Income taxes:
Current	103,507	86,030
Deferred	(5,314)	(3,911)

Total income taxes	98,193	82,119

Income before equity in net income (losses) of affiliates	143,423	118,653

Equity in net income (losses) of affiliates, net of applicable taxes	(3,636)	306

Net income	139,787	118,959

Less: Net (income) loss attributable to noncontrolling interests	484	2,626

Net income attributable to NTT DOCOMO, INC.	¥140,271	¥121,585

PER SHARE DATA
Weighted average common shares outstanding – Basic and Diluted (shares)	41,467,601	41,467,601

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥3,382.66	¥2,932.05

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three Months Ended September 30, 2011	Three Months Ended September 30, 2012
Net income	¥139,787	¥118,959
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(9,629)	10,748
Change in fair value of derivative instruments, net of applicable taxes	(2)	7
Foreign currency translation adjustment, net of applicable taxes	(8,879)	(19,290)
Pension liability adjustment, net of applicable taxes	86	107

Total other comprehensive income (loss)	(18,424)	(8,428)

Comprehensive income	121,363	110,531

Less: Comprehensive (income) loss attributable to noncontrolling interests	508	2,665

Comprehensive income attributable to NTT DOCOMO, INC.	¥121,871	¥113,196

DOCOMO Earnings Release	Six Months Ended September 30, 2012

(3) Consolidated Statements of Cash Flows

	Millions of yen
	Six Months Ended September 30, 2011	Six Months Ended September 30, 2012
Cash flows from operating activities:
Net income	¥298,476	¥280,890
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	318,384	324,216
Deferred taxes	7,127	17,853
Loss on sale or disposal of property, plant and equipment	7,173	11,293
Impairment loss on marketable securities and other investments	129	10,175
Equity in net (income) losses of affiliates	10,565	1,619
Changes in assets and liabilities:
(Increase) / decrease in accounts receivables	57,226	746,920
(Increase) / decrease in receivables held for sale	—	(562,330)
(Increase) / decrease in credit card receivables	(10,790)	(5,281)
Increase / (decrease) in allowance for doubtful accounts	3,393	2,346
(Increase) / decrease in other receivables	15,444	(276,867)
(Increase) / decrease in inventories	(28,215)	(29,672)
(Increase) / decrease in prepaid expenses and other current assets	(10,468)	(12,306)
(Increase) / decrease in non-current installment receivables for handsets	(2,764)	88,075
(Increase) / decrease in non-current receivables held for sale	—	(124,958)
Increase / (decrease) in accounts payable, trade	(63,925)	(69,598)
Increase / (decrease) in accrued income taxes	19,139	7,526
Increase / (decrease) in other current liabilities	17,849	5,992
Increase / (decrease) in accrued liabilities for point programs	(15,661)	(18,072)
Increase / (decrease) in liability for employees’ retirement benefits	4,094	4,246
Increase / (decrease) in other long-term liabilities	(12,095)	(21,412)
Other, net	9,292	6,344

Net cash provided by operating activities	624,373	386,999

Cash flows from investing activities:
Purchases of property, plant and equipment	(217,795)	(285,564)
Purchases of intangible and other assets	(122,357)	(125,615)
Purchases of non-current investments	(11,037)	(6,793)
Proceeds from sale of non-current investments	2,138	1,344
Acquisitions of subsidiaries, net of cash acquired	—	(18,626)
Purchases of short-term investments	(551,462)	(492,620)
Redemption of short-term investments	241,268	382,279
Proceeds from redemption of short-term bailment for consumption to a related party	—	90,000
Other, net	(2,543)	(2,593)

Net cash used in investing activities	(661,788)	(458,188)

Cash flows from financing activities:
Repayment of long-term debt	(104,037)	(15,819)
Proceeds from short-term borrowings	1,439	7,352
Repayment of short-term borrowings	(702)	(5,656)
Principal payments under capital lease obligations	(2,226)	(1,631)
Dividends paid	(107,792)	(116,088)
Other, net	1,170	1,680

Net cash provided by (used in) financing activities	(212,148)	(130,162)

Effect of exchange rate changes on cash and cash equivalents	(60)	(17)

Net increase (decrease) in cash and cash equivalents	(249,623)	(201,368)
Cash and cash equivalents at beginning of period	765,551	522,078

Cash and cash equivalents at end of period	¥515,928	¥320,710

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥228	¥1,012
Cash paid during the period for:
Interest, net of amount capitalized	1,724	967
Income taxes	176,913	158,081

DOCOMO Earnings Release	Six Months Ended September 30, 2012

(4) Going Concern Assumption

None

(5) Segment Reporting

	Millions of yen
Three months ended September 30, 2011	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥1,035,034	¥30,660	¥1,065,694
Operating expenses	792,469	32,439	824,908

Operating income (loss)	¥242,565	¥(1,779)	¥240,786

	Millions of yen
Three months ended September 30, 2012	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥1,092,873	¥42,166	¥1,135,039
Operating expenses	876,898	49,659	926,557

Operating income (loss)	¥215,975	¥(7,493)	¥208,482

	Millions of yen
Six months ended September 30, 2011	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥2,050,844	¥62,138	¥2,112,982
Operating expenses	1,537,997	66,484	1,604,481

Operating income (loss)	¥512,847	¥(4,346)	¥508,501

	Millions of yen
Six months ended September 30, 2012	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥2,128,701	¥78,619	¥2,207,320
Operating expenses	1,641,921	94,290	1,736,211

Operating income (loss)	¥486,780	¥(15,671)	¥471,109

There were no transactions between the operating segments. DOCOMO does not disclose geographical information since the amounts of operating revenues generated outside Japan are immaterial.

(6) Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity

None

(7) Subsequent Event

In October 2012, Philippine Long Distance Telephone Company (“PLDT”), an investee company of DOCOMO, issued voting preferred stock in response to the final resolution by the Supreme Court of the Philippines regarding the computation of Filipino-alien equity requirement of public utilities companies. Accordingly, DOCOMO’s voting interest in PLDT decreased to approximately 9%. As DOCOMO could not exercise significant influence over PLDT, DOCOMO plans to exclude PLDT from the scope of equity method application in and after the financial quarter ending December 31, 2012.

DOCOMO Earnings Release	Six Months Ended September 30, 2012

4. Appendices

(1) Operating Data for 2nd Quarter of the Fiscal Year Ending March 31, 2013

Full-year Forecasts: as revised on October 26, 2012

		Fiscal Year Ended Mar. 31, 2012 Six Months (Apr. - Sep. 2011) Results	Second Quarter (Jul.-Sep. 2011) Results	Fiscal Year Ending Mar. 31, 2013 Six Months (Apr. - Sep. 2012) Results	Second Quarter (Jul.-Sep. 2012) Results	[Ref.] Fiscal Year Ended Mar. 31, 2012 Full-year Results	[Ref.] Fiscal Year Ending Mar. 31, 2013 Full-year Forecasts
Number of Subscriptions and Other Operating Data
Cellular Subscriptions (1)	thousands	58,993	58,993	60,787	60,787	60,129	62,140
Xi	thousands	389	389	6,198	6,198	2,225	11,720
FOMA (2)	thousands	57,862	57,862	54,588	54,588	57,905	50,420
Communication Module Service (1)	thousands	2,125	2,125	2,680	2,680	2,330	—
Prepaid Subscriptions	thousands	12	12	133	133	256	—
Packet Flat-rate Services Subscriptions	thousands	34,267	34,267	37,781	37,781	36,295	—
Net Increase from Previous Period (1) (3)	thousands	983	578	657	391	2,120	2,010
Xi	thousands	363	267	3,973	2,881	2,199	9,490
FOMA (2)	thousands	1,116	538	(3,316)	(2,491)	1,159	(7,480)
Churn Rate (3)%		0.50	0.50	0.77	0.79	0.60	—
Number of Handsets Sold (4)	thousands	10,345	5,701	11,837	6,670	22,089	—
i-mode Subscriptions	thousands	46,183	46,183	37,356	37,356	42,321	32,920
sp-mode Subscriptions	thousands	5,375	5,375	14,289	14,289	9,586	19,000
i-channel Subscriptions	thousands	15,886	15,886	15,172	15,172	16,124	—
i-concier Subscriptions	thousands	6,007	6,007	7,480	7,480	5,672	—
DCMX Subscriptions (5)	thousands	12,686	12,686	13,430	13,430	12,949	13,520
ARPU and MOU
Aggregate ARPU (6) (7)	yen/month/subscription	5,230	5,240	4,900	4,870	5,140	4,850
Voice ARPU (8)	yen/month/subscription	2,310	2,280	1,850	1,810	2,200	1,710
Packet ARPU (7)	yen/month/subscription	2,570	2,610	2,660	2,670	2,590	2,740
Smart ARPU	yen/month/subscription	350	350	390	390	350	400
MOU (9)	minute/month/subscription	128	129	119	119	126	—

*	Please refer to “4. (2) Definition and Calculation Methods of ARPU and MOU” for the definition of ARPU and MOU on page 19, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	Fiscal year ended March 31, 2012 full-year results, six months (April to September 2011) results and second quarter (July to September 2011) results are included mova service which was terminated at the end of March 2012.
(2)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscribers.
(3)	Data are calculated including communication module services subscriptions.
(4)	Sum of new subscriptions, change of subscription from FOMA to Xi, Xi to FOMA, Xi handset upgrade by Xi subscribers, FOMA handset upgrade by FOMA subscribers.
(5)	Inclusive of DCMX mini subscriptions
(6)	Data are calculated excluding revenues and subscriptions to communication module services, “Phone Number Storage” and “Mail Address Storage.”
(7)	With the introduction of “Smart ARPU” in the second quarter of the fiscal year ending March 31, 2013, “Aggregate ARPU” contains “Smart ARPU”.
In addition, some elements (revenues from content and cloud services, etc.) included in conventional “Packet ARPU” of the fiscal year ended March 31, 2012 full-year results, six months (April to September 2012) results and second quarter (July to September 2012) results have been retroactively reclassified into “Smart ARPU”. The impact of the reclasssification of those periods are ¥80 each.
(8)	Inclusive of circuit-switched data communication
(9)	Data are calculated excluding subscriptions to communication module services, “Phone Number Storage” and “Mail Address Storage.”

DOCOMO Earnings Release	Six Months Ended September 30, 2012

(2) Definition and Calculation Methods of ARPU and MOU

i.	Definition of ARPU and MOU

a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services and other services that accompany our wireless services by the number of active subscriptions to our wireless services in the relevant periods. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b.	MOU (Minutes of Use): Average monthly communication time per subscription.

ii.	ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + Packet ARPU + Smart ARPU
- Voice ARPU :	Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions
- Packet ARPU :	Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions
- Smart ARPU :

Revenues from providing services that accompany our wireless services (revenues from content and cloud services, collection of charges, mobile phone insurance service, advertising and others) / No. of active subscriptions

iii.	Active Subscriptions Calculation Methods

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note:	Subscriptions and revenues for communication module services, “Phone Number Storage” and “Mail Address Storage” services are not included in the ARPU and MOU calculations.

DOCOMO Earnings Release	Six Months Ended September 30, 2012

(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

The reconciliations for the year ending March 31, 2013 (Revised Forecasts) are provided to the extent available without unreasonable efforts.

i. EBITDA and EBITDA margin

	Billions of yen
	Year ending March 31, 2013 (Revised Forecasts)	Year ended March 31, 2012	Six months ended September 30, 2011	Six months ended September 30, 2012
a. EBITDA	¥1,546.0	¥1,583.3	¥834.1	¥806.6

Depreciation and amortization	(697.0)	(684.8)	(318.4)	(324.2)
Loss on sale or disposal of property, plant and equipment	(29.0)	(24.1)	(7.2)	(11.3)

Operating income	820.0	874.5	508.5	471.1

Other income (expense)	(6.0)	2.5	3.4	(5.5)
Income taxes	(310.0)	(402.5)	(207.6)	(184.2)
Equity in net income (losses) of affiliates	(5.0)	(13.5)	(5.8)	(0.5)
Less: Net (income) loss attributable to noncontrolling interests	8.0	3.0	0.5	5.0

b. Net income attributable to NTT DOCOMO, INC.	507.0	463.9	299.0	285.9

c. Operating revenues	4,520.0	4,240.0	2,113.0	2,207.3

EBITDA margin (=a/c)	34.2%	37.3%	39.5%	36.5%
Net income margin (=b/c)	11.2%	10.9%	14.2%	13.0%

Note: EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
ii. ROCE after tax effect
	Billions of yen
	Year ending March 31, 2013 (Revised Forecasts)	Year ended March 31, 2012	Six months ended September 30, 2011	Six months ended September 30, 2012
a. Operating income	¥820.0	¥874.5	¥508.5	¥471.1
b. Operating income after tax effect {=a*(1-effective tax rate)}	507.6	517.7	301.0	291.6
c. Capital employed	5,416.6	5,299.0	5,316.7	5,408.5

ROCE before tax effect (=a/c)	15.1%	16.5%	9.6%	8.7%
ROCE after tax effect (=b/c)	9.4%	9.8%	5.7%	5.4%

Notes:  Capital employed (for annual period) = The average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2012 (or 2011) and 2013 (or 2012)

Capital employed (for six months) = The average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2012 (or 2011) and September 30, 2012 (or 2011)

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt The effective tax rate for the years ended March 31,2012 and the six months ended September 30,2011 was 40.8%.

The effective tax rate for the six months ended September 30,2012 was 38.1%.

The effective tax rate for the year ending March 31,2013 (Forecasts) is 38.1%.

ii. Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes
	Billions of yen
	Year ending March 31, 2013 (Revised Forecasts)	Year ended March 31, 2012	Six months ended September 30, 2011	Six months ended September 30, 2012
Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes	¥240.0	¥503.5	¥272.8	¥56.2

Irregular factors (1)	147.0	(147.0)	—	147.0
Effect of transfer of receivables(2)	(246.0)	—	—	(254.0)
Changes in investments for cash management purposes(3)	—	(220.5)	(310.2)	(20.3)

Free cash flows	141.0	136.0	(37.4)	(71.2)

Net cash used in investing activities	(776.0)	(974.6)	(661.8)	(458.2)
Net cash provided by operating activities	917.0	1,110.6	624.4	387.0

Note:	(1) Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.

(2)    Effect of transfer of receivables represents the effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION. Since the payment conditions of the consideration of claims transferred to NTT FINANCE CORPORATION are set approximately equivalent to our cash collection cycle history, an impact derived from the transfer of receivables is not significant.

(3)    Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. Net cash used in investing activities includes changes in investments for cash management purposes except for the year ending March 31, 2013. The effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2013 due to the difficulties in forecasting such effect.

DOCOMO Earnings Release	Six Months Ended September 30, 2012

5. Special Note Regarding Forward-Looking Statements

This earnings release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscription, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this earnings release were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1)	Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers, businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants and other factors, or the expansion of the areas of competition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to ARPU diminishing at a greater than expected rate or an increase in our costs and expenses.

(2)	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.

(3)	The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5)	Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

(7)	Malfunctions, defects or imperfection in our products and services or those of other parties may give rise to problems.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.

(10)	Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

(11)	Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunication may spread and consequently adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

Results for the first six months of the fiscal year ending March 31, 2013

October 26, 2012

Copyright (C) 2012 NTT DOCOMO, INC. All rights reserved.

SLIDE No.

1

Special Note Regarding Forward-Looking Statements

This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1) Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers, businesses or other technologies caused by Mobile Number Portability, new market entrants and other factors, or the expansion of the areas of competition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses. (2) Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.

(3) The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

(5) Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group’s mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services.

(6) Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. (7) As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

(8) Social problems that could be caused by misuse of our products and services may adversely affect our credibility or corporate image.

(9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.

(10) Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

(11) Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment or software bugs, deliberate incidents induced by computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility and/or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12) Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

SLIDE No.

2

I FY2012/1H (1+2Q cumulative) Results Highlights

II DOCOMO’s competition strategies

1 Product lineup “uniquely available” from DOCOMO

2 Further evolution of Xi as the frontrunner of LTE

3 Reinforcement of “docomo cloud”

III Future business management

1 Expansion of new business areas

2 New growth indicator: “smart ARPU”

3 Reinforcement of business foundation

4 Balancing business expansion and shareholder return

SLIDE No.

3

FY2012/1H Results Highlights

U.S. GAAP

Operating revenues increased but operating income decreased from the same period of prior year

Smartphone sales and Xi subscriptions recorded remarkable increase

Operating revenues: ¥2,207.3 billion (Up 4.5% year-on-year) Operating income: ¥471.1 billion (Down 7.4% year-on-year)

(Results highlights)

Packet revenues: ¥975.6 billion (Up 7.6% year-on-year)

Total handsets sold: 11.84 million units (Up 14.4% year-on-year) No. of smartphones sold: 6.44 million units (Up 77.6% year-on-year) Xi subscriptions: 6.20 million (Up 178.6% from Mar. 31, 2012)

SLIDE No.

4

Selected Financial Data

U.S. GAAP

(Billions of yen)

FY2011/1H (1) FY2012/1H (2) Changes

(1)→(2)

Operating revenues 2,113.0 2,207.3 +94.3

Cellular services revenues 1,708.8 1,644.1 -64.8

Operating expenses 1,604.5 1,736.2 +131.7

Operating income 508.5 471.1 -37.4

Net income attributable to 299.0 285.9 -13.1

NTT DOCOMO, INC.

EBITDA margin (%)*1 39.5 36.5 -3.0

Adjusted free cash flow*1 *2 272.8 56.2 -216.6

Consolidated financial statements in this document are unaudited.

*1 For an explanation of the calculation processes of these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and the IR page of our website, www.nttdocomo.co.jp

*2 Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal term, effects caused by transfer of receivables of telephone charges to NTT FINANCE CORPORATION and changes in investments for cash management purposes with original maturities of longer than three months.

SLIDE No. 5

Key Factors Behind YOY Changes in Operating Income

U.S. GAAP

Increase in

equipment sales

revenues:Up¥127.2 billion

Increase in packet

¥508.5 billion revenues Up ¥87.9 billion *1 : Increase Increase in in other equipment

revenues:Up 31.9 billion sales Up expenses*2 : ¥471.1 billion

¥64.4 billion

Increase in other

Impact of “Monthly expenses:Up¥67.4 billion

Decrease in voice Support” discounts:

revenues *1 : Down ¥71.8 billion

Down ¥80.8 billion

Operating revenues Operating expenses

Up ¥94.3 billion Up ¥131.7 billion

FY11/1H FY12/1H

*1: Excluding impact of “Monthly Support” discounts

*2: Sum of cost of equipment sold and commissions to agent resellers

SLIDE No. 6

Total Handset Sales

(Million units)

Achieving favorable progress 23.80

vis-à-vis full-year target

11.84

(1H)

6.67

5.17

FY12/1Q FY12/2Q FY12 (full-year

forecast)

SLIDE No. 7

Smartphone Sales

(Million units)

Full-year forecast revised upward 14.00

due to brisk sales 13.00

(Initial

forecast)

6.44

(1H)

3.95

2.49

% of Xi

% of Xi phones:

phones: Approx. 70%

Approx. 40%

FY12/1Q FY12/2Q FY12 (full-year

forecast)

SLIDE No. 8

# Market Share of Smartphones Sold*

DOCOMO's market share of smartphones sold maintained higher than subscriber market share others
45%
53%
35%
50%
49%
55%
DOCOMO
FY11/1Q
2Q
3Q
4Q
FY12/1Q
2Q

* Market share distribution among top 4 carriers in Japan offering devices carrying any of the 4 OSs (Android/iOS/WindowsMobile・WindowsPhone/BlackBerry) in the mobile phone category, based on survey of track record of sales at major mass retailers across Japan by GfK Japan (Tablet devices not included)

SLIDE No. 9

Expansion of Packet Revenues

FY12/2Q(3 months) packet revenues

(Billions of yen)

up ¥29.3 billion year-on-year 490.5

485.1

472.2

465.2

461.2

445.3

FY11/1Q 2Q 3Q 4Q FY12/1Q 2Q

SLIDE No. 10

MNP Performance

Competition for MNP subscribers has intensified

No. of port-in subs to DOCOMO: Up 60% year-on-year (Apr.-Sept. 2012)

Port-in Port-in

Port-out Port-out

FY11/1Q FY12/1Q FY11/2Q FY12/2Q

SLIDE No. 11

FY2012 Forecasts <Revised>

U.S. GAAP

FY2012 FY2012 Changes

Initial forecast Revised forecast(1)

(1)(2) (2)

Operating revenues (Billions of yen) 4,450 4,520 +70

Operating income (Billions of yen) 900 820 -80

Net Income Attributable to 557 507 -50

NTT DOCOMO, INC. (Billions of yen)

Capital expenditures (Billions of yen) 735 749 +14

Adjusted free cash flow*1 *2 440 240 -200

(Billions of yen)

No. of net additions (Millions subs) 2.8 2.0 -0.8

Consolidated financial statements in this document are unaudited.

*1 For an explanation of the calculation processes of this number, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and the IR page of our website, www.nttdocomo.co.jp

*2 Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal term, effects caused by transfer of receivables of telephone charges to NTT FINANCE CORPORATION and changes in investments for cash management purposes with original maturities of longer than three months.

SLIDE No. 12

I FY2012/1H (1+2Q cumulative) Results Highlights

II DOCOMO’s competition strategies

1 Product lineup “uniquely available” from DOCOMO

2 Further evolution of Xi as the frontrunner of LTE

3 Reinforcement of “docomo cloud”

III Future business management

1 Expansion of new business areas

2 New growth indicator: “smart ARPU”

3 Reinforcement of business foundation

4 Balancing business expansion and shareholder return

SLIDE No. 13

DOCOMO’s Competition Strategies

Drive innovation as the source of DOCOMO’s competitive advantage

Services

Reinforcement of “docomo cloud”

Network Further evolution of Xi

as the frontrunner of LTE

Devices Handset lineup “uniquely available”

from DOCOMO

SLIDE No. 14

Product Lineup “Uniquely Available” from DOCOMO

Sold approx. 800,000 units in 3 months after release

Global model installed with “features highly sought by Japanese users”

Area Mail

Osaifu-Keitai One-seg emergency

e-wallet TV alert

Sold approx. 300,000 units in 3 months after release

World’s first Raku-Raku Smartphone designed in pursuit of extreme “ease of use”

Google Touch panel

Large account that prevents

buttons not required erroneous inputs

Customization using DOCOMO’s advanced technologies

SLIDE No. 15

Product Lineup “Uniquely Available” from DOCOMO

2012 Winter

collection

Ultra high-speed Xi smartphones best suited to lifestyle needs

Japan’s fastest Large-capacity NOTTV

100Mbps*: Quad core CPU: battery: V-High multimedia NFC-compatible:

11 models 6 models 6 models broadcasting: 5 models

(All smartphones) 7 models

©Disney

* Maximum downlink transmission speed supported by Xi-enabled models in 2012 winter collection

SLIDE No. 16

I FY2012/1H (1+2Q cumulative) Results Highlights

II DOCOMO’s competition strategies

1 Product lineup “uniquely available” from DOCOMO

2 Further evolution of Xi as the frontrunner of LTE

3 Reinforcement of “docomo cloud”

III Future business management

1 Expansion of new business areas

2 New growth indicator: “smart ARPU”

3 Reinforcement of business foundation

4 Balancing business expansion and shareholder return

SLIDE No.
17

# Further evolution of Xi as the frontrunner of LTE

docomo LTE Xi クロッシィ

## Extensive Coverage & Further Speed Enhancement

Population coverage*
in ordinance-designated cities
**100%**
(already achieved)

Planned population coverage
**75%**
(As of Mar. 31, 2013)

Planned no. of Xi base stations
**23,000**
(As of Mar. 31, 2013)

X

Max. downlink speed
**100Mbps**
2012 Winter smartphones
**All models compatible**

Max. downlink speed
**112.5Mbps**
(Within FY12)

## DOCOMO stays one step ahead

* Population coverage in ordinance-designated cities is calculated based on availability of communication service in the locations of the city office (in the case of ordinance-designated cities) or ward office (in the case of 23 special wards of Tokyo)

SLIDE No. 18

Growth of Xi Subscriptions

41.00

million

• Xi subscriptions growing faster than expected

• Medium-term target revised significantly upward

Original target in

Medium-Term Vision:

30.00 million

(Million subs)

11.00

6.20

3.32

2.22 …

FY11/4Q FY12 1Q 2Q FY12 (target) FY15 (target)

SLIDE No. 19

Expanded Adoption of “Xi Talk 24”

Subscriptions to “Xi Talk 24” voice Approx. 6.00 million

flat-rate plan growing favorably

(Subscription rate*: over 70%)

Over 3.00 million

Approx. 1.50 million

Approx. 900,000

Approx. 300,000

FY11/3Q 4Q FY12/1Q 2Q FY12 (target)

* Percentage of users subscribing to “Xi Talk 24” among total number of Xi comprehensive billing plan subs (as of end of September 30, 2012)

SLIDE No. 20

Growth of Smartphone Packet Usage

In excess of 3GB per month

% of users with packet data usage exceeding monthly threshold

20% 5% 1 year ago Present

User’s packet data usage has been growing due to availability of comfortable communications environment

In excess of 7GB per month

SLIDE No. 21

I FY2012/1H (1+2Q cumulative) Results Highlights

II DOCOMO’s competition strategies

1 Product lineup “uniquely available” from DOCOMO

2 Further evolution of Xi as the frontrunner of LTE

3 Reinforcement of “docomo cloud”

III Future business management

1 Expansion of new business areas

2 New growth indicator: “smart ARPU”

3 Reinforcement of business foundation

4 Balancing business expansion and shareholder return

SLIDE No. 22

“docomo cloud” – Platform Enrichment

Provision of innovative services

Intelligent

dmarket Storage

services

Data storage service

Multi-device access

Multi-platform support

Use of big data

docomo ID

authentication platform Personalization platform

Personal Billing/ Purchase Preference

authentication payment log data

Customer confidence earned as a carrier

SLIDE No. 23

“docomo cloud” – 3 key directions

dmarket

Intelligent

services

Storage

Recommendation of

merchandise/

services

Promotion of

VIDEO store MUSIC store dgame O2O

Convergence

with TV

BOOK store ANIME store

Convergence with

car navigation

systems Enhancement of

intention analysis

capabilities

Shabette Mail Hon’yaku Utsushite Hanashite Multi-language

concier concier hon’yaku hon’yaku support

Online

safe deposit box

Photo docomo docomo

collection denwacho mail

Generate new revenues through “state-of-the-art service development”

SLIDE No. 24

Evolution of dmarket

- Expansion into retail business -

Retail dshopping More to

(commerce) Daily be added

Shabette necessities Food Cosmetics

concier

dmarket

Life-support Education Healthcare

services

Digital

content

Video Book Music ANIME Gaming

Expand products handled by dmarket —from digital content to physical merchandise

SLIDE No. 25

“dgame” (Planned for launch late November)

Collaboration with various players in gaming business

DOCOMO to enter gaming market as a “servicer” to provide a safe and secure usage environment

Aim to acquire 10 million users and expand revenue size to ¥15 billion (in 2 years after service launch)

SLIDE No. 26

“dshopping” (Planned for launch Mid-December)

Insurance Travel

Furniture CD/DVD Pet

Healthcare Education

Imported Perishable Food

goods food delivery

Book Daily Ticket

Food Cosmetics

necessities

:Main :Merchandise :Merchandise

merchandise currently handled planned for

expansion in future

Expand business by handling physical merchandise to address new revenue opportunities

Aim to grow transaction amounts to approx. 20.0 billions of yen ( in 2 years after service launch )

SLIDE No. 27

VIDEO Store

Launched November 2011

Acquired over 2.80 million subs

in less than 1 year after launch 4.00 million subs

11 months

after launch

2.80 million

8 months

after launch

2.00 million

5 months

after launch

1.00 million

2012 April July October FY12 (target)

SLIDE No. 28

ANIME Store

Launched July 2012

Off to a good start toward full-year target

300,000 subs

2 months

after launch

100,000

2012 September FY12 (target)

SLIDE No. 29

“dmarket” Revenues Growth

Approx. ¥100 billion

“dmarket” revenue size projected to

expand to ¥100 billion in FY15

Over ¥20.0 billion

Approx.

¥8.0 billion

(FY12/1H)

Approx.

Approx. ¥5.0 billion

¥3.0 billion

FY12/1Q FY12/2Q FY12 (target) FY15 (target)

SLIDE No.
30

# Intelligent Services

## Advancement of "Shabette Concier" voice agent function

- Addition of "Shabette Chara" characters

  (35 characters upon service launch; more characters to be added progressively)

- Strengthened linkage with i-concier, dmarket



Chibi Maruko-chan



©Sakura Production/
NIPPON Animation Co. Ltd.

Hello Kitty



©1976, 2012 SANRIO CO.,LTD.(E)
APPROVAL NO. E-531017-1

Naomi Watanabe



Bellrock Media Japan, Inc.

…

- Characters lend their voice and personality to "Shabette Concier" voice-agent function
- Provided by each content provider as paid service

SLIDE No. 31

Intelligent Services

“Hanashite Hon’yaku” speech translation service (former “Translator Phone” service)

CEATEC JAPAN 2012

US Media Panel Innovation Award

Grand Prize

Service planned for launch on Nov. 1, 2012

“Utsushite Hon’yaku” (Translation service based on text recognition technology)

Service launched on Oct. 11, 2012

SLIDE No. 32

I FY2012/1H (1+2Q cumulative) Results Highlights

II DOCOMO’s competition strategies

1 Product lineup “uniquely available” from DOCOMO

2 Further evolution of Xi as the frontrunner of LTE

3 Reinforcement of “docomo cloud”

III Future business management

1 Expansion of new business areas

2 New growth indicator: “smart ARPU”

3 Reinforcement of business foundation

4 Balancing business expansion and shareholder return

SLIDE No. 33

# Growth of New Businesses


Dynamic shift of managerial resources
(human/material/financial resources)
Market injection phase
Aggregation/Platform
net. mobile
Buongiorno
M2M
docomo DriveNet
PS Vita
Safety/Security
Smartphone Anshin
Remote Support
Medical/Healthcare
docomo Healthcare
Environment/Ecology
Bicycle sharing
Environment sensing
Growth phase
Finance/Payment
Mobile credit
Mobile Phone insurance
Proxy bill collection
Commerce
Oak Lawn Marketing
Tower Records
Radishbo-ya
Media/Content
dmarket
NOTTV
Harvesting phase
Packet
Voice
• Stable cash generation
• Maintain profit margin
DOCOMO's subscriber base

SLIDE No. 34

Target Revenues from New Businesses

Approx. ¥1 trillion

Others

Finance/

Payment

Approx. ¥520.0 billion

Approx. ¥400.0 billion Commerce

Organic growth

Strategic alliance

Media/

Content

FY11 FY12 (target) FY15 (target)

SLIDE No. 35

Media/Content Business

Approx. ¥300.0 billion

Music/book/video/gaming/

broadcasting businesses

expanding steadily after a

Approx. ¥90.0 good start

Approx. ¥70.0 billion

billion

Approx. ¥ 40.0

billion1H

FY11 FY12 (target) FY15 (target)

Revenues

SLIDE No. 36

Commerce Business

Approx.

¥300.0 billion

Active entry in e-commerce

business

Approx. Promotion of strategic alliances

¥120.0 billion

Approx. ¥45.0

Approx. billion (1H)

¥60.0 billion

FY11 FY12 (target) FY15 (target)

Revenues

SLIDE No. 37

Finance/Payment Business

Approx.

¥250.0 billion

Approx.

Approx. ¥200.0 billion

¥180.0 billion Steadfast increase of

revenues from

credit business and

Approx. ¥100.0 bill collection service

billion (1H)

FY11 FY12 (target) FY15 (target)

Revenues

SLIDE No. 38

Global Revenues from New Businesses

Approx.

¥200.0 billion

Organic growth through global

business deployment

mainly in the area of

Aggregation/Platform

Business expansion through M&A

Approx.

Approx. ¥40.0 billion

¥30.0 billion Approx. ¥10.0

billion (1H) ‰‰‰

FY11 FY12 target FY15 target

Revenues

SLIDE No. 39

Establishment of DOCOMO Innovation Fund

Provision of resources Management Investment Investment decision

Venture-capital

DOCOMO Innovation Village backed companies

Approx. ¥10.0 billion

(Planned)

Incubation

DOCOMO Invest Innovative

Innovation Fund

Office space technologies

Development environment

Managerial advice Invest Novel business

Mentoring by experts models

Provide necessary assistance

Incubation/venture investments toward creation of new services

SLIDE No. 40

I FY2012/1H (1+2Q cumulative) Results Highlights

II DOCOMO’s competition strategies

Product lineup “uniquely available” from DOCOMO

Further evolution of Xi as the frontrunner of LTE

Reinforcement of “docomo cloud”

III Future business management

Expansion of new business areas

New growth indicator: “smart ARPU”

Reinforcement of business foundation

Balancing business expansion and shareholder return

SLIDE No. 41

New Growth Indicator: “Smart ARPU”

Current Future

Revenues from subsidiaries

(Examples) Oak Lawn Marketing, Radishbo-ya, Tower Records, etc.

Revenues

from dmarket, Mobile Phone insurance,

new Revenues NOTTV etc.

businesses associated with Smart ARPU

mobile services i-channel, i-concier,

map navigation, etc.

Mobile ISP charge

(i-mode/sp-mode) Packet ARPU

Revenues Packet revenues Packet ARPU

from Packet communication

mobile charges

business

Voice revenues Voice ARPU Voice ARPU

SLIDE No. 42

Growth of Smart ARPU

Approx.

2-fold

(Compared to FY11)

Expand “Smart ARPU” to achieve

sustainable growth of business

(Yen)

390 400

350 350 360 360 370

FY11 1Q 2Q 3Q 4Q FY12 1Q 2Q FY12 target FY15 target

SLIDE No. 43

I FY2012/1H (1Q+2Q cumulative) Results Highlights

II DOCOMO’s competition strategies

Product lineup “uniquely available” from DOCOMO

Further evolution of Xi as the frontrunner of LTE

Reinforcement of “docomo cloud”

III Future business management

1 Expansion of new business areas

2 New growth indicator: “smart ARPU”

3 Reinforcement of business foundation

4 Balancing business expansion and shareholder return

SLIDE No. 44

Reinforcement of Business Structure

Cut costs by ¥200.0 billion

(compared to FY11 level)

Shift managerial

resources to

new business areas

Build up management

strength through

structural reform

Improve cost

efficiency of

core mobile business

SLIDE No. 45

Improved Efficiency of Capital Expenditures

Reduce annual CAPEX to below ¥700.0 billion

over the medium term

(Billions of yen)

737.6 726.8 749.0

686.5 668.5

FY08 FY09 FY10 FY11 FY12(forecast)

SLIDE No. 46

I FY2012/1H (1Q+2Q cumulative) Results Highlights

II DOCOMO’s competition strategies

Product lineup “uniquely available” from DOCOMO

Further evolution of Xi as the frontrunner of LTE

Reinforcement of “docomo cloud”

III Future business management

1 Expansion of new business areas

2 New growth indicator: “smart ARPU”

3 Reinforcement of business foundation

4 Balancing business expansion and shareholder return

SLIDE No. 47

Balancing Business Expansion and Shareholder Return

Growth mainly through Shareholder return

aggressive investments in centered on

new business areas stable dividend payment

Stable generation of free cash flow

SLIDE No. 48

Return to Shareholders

• Continue stable dividend payment

• Maintain highest level of payout ratio in Japan

¥6,000

¥5,600

¥5,200

¥4,800

FY08 FY09 FY10 FY11 FY12 (planned)

SLIDE No. 49

Actions for Further Growth: Overview

Services

Network/ Devices

Mutual customer referral

Retail dshopping More to (commerce) Daily be added

Food Cosmetics necessities

Life-support Healthcare

dmarket Education

services Enrichment of

Digital content service lineup Storage Intelligent services

Construction/functional enhancement of cloud platforms

Service/speed/reliability improvement of Xi

FY11 FY15

Revenues from new businesses

Approx. Ą400 billion

Approx. Ą1 trillion

Smart ARPU:

Approx. 2-fold increase

revenues Smart ARPU to account -related for approx. revenues half from of total new businesses

Revenues from mobile business

Packet revenues

1.5-fold increase

(Ą1.8 trillion Ą2.7 trillion)

SLIDE No. 50

Key Indicators: Medium-Term Targets (for FY2015)

Smartphone users 40.00 million

Packet revenues 1.5 times

(the level of FY2011)

Revenues from

new business area Approx. Ą1 trillion

Smart ARPU Approx. double

(the level of FY2011)

Copyright (C) 2012 NTT DOCOMO, INC. All rights reserved.

Appendices

SLIDE No. 53

Operating Revenues

4,520.0 4,450.0

2,113.0 2,207.3

(Billions of yen) FY11/1H FY12/1H FY12 (Revised forecast) FY12 (Initial forecast)

Cellular services revenues (voice, packet) 1,708.8 1,644.1 3,254.0 3,304.0

Other revenues 168.9 200.9 487.0 421.0

Equipment sales revenues 235.2 362.4 779.0 725.0

“International services revenues” are included in “Cellular services revenues (voice, packet)”

SLIDE No. 54

Operating Expenses

3,700.0 3,550.0

1,604.5 1,736.2

FY11/1H FY12/1H FY12 (Revised forecast) FY12 (Initial forecast)

(Billions of yen)

Personnel expenses 135.5 138.0 284.0 278.0

Taxes and public duties 19.3 19.5 38.0 38.0

Depreciation and amortization 318.4 324.2 697.0 695.0

Loss on disposal of property, plant and 11.6 22.5 59.0 71.0

equipment and intangible assets

Communication network charges 128.9 108.5 216.0 223.0

Non-personnel expenses 990.8 1,123.5 2,406.0 2,245.0

(Incl) Revenue-linked expenses * 557.0 609.9 1,293.0 1,219.0

(Incl) Other non-personnel expenses 433.8 513.6 1,113.0 1,026.0

* Revenue linked expenses: Cost of equipment sold + commissions to agent resellers + cost of docomo point service

SLIDE No. 55

Capital Expenditures

749.0 735.0

361.0

311.6

(Billions of yen)

FY11/1H FY12/1H FY12 (Revised forecast) FY12 (Initial forecast)

Mobile phone business (LTE) 35.4 86.9 199.0 173.0

Mobile phone business (FOMA) 148.8 114.1 206.0 215.0

Mobile phone business (other) 67.5 92.2 187.0 181.0

Other (information systems, etc) 59.9 67.8 157.0 166.0

SLIDE No. 56

Operational Results and Forecasts

FY2011/1H FY2012/1H Changes FY2012

(1)(2)(1)—(2)(Full-year forecast)

Number of subscriptions (thousands) 58,993 60,787 +1,793 62,140

FOMA 57,862 54,588 -3,274 50,420

Xi 389 6,198 +5,810 11,720

i-mode 46,183 37,356 -8,828 32,920

sp-mode 5,375 14,289 +8,914 19,000

Communication module services 2,125 2,680 +555 -

Net additional subscriptions (thousands) 983 657 -326 2,010

Total handsets sold 10,345 11,837 +1,492 -

New 373 1,157 +784 -

Handsets sold

Cellular(thousands) Xi Replacement 3 2,994 +2,991 -

(Including handsets Other* 2 176 +174 -

phone sold without involving New 2,354 2,280 -74 -

sales by DOCOMO)

FOMA Replacement 383 10 -374 - - 2009

Other 7,229 5,220 -2,022 -

Churn rate (%) 0.50 0.77 +0.27 -

Aggregate ARPU (yen) 5,230 4,900 -330 4,850

Voice ARPU (yen) 2,310 1,850 -460 1,710

Packet ARPU (yen) 2,570 2,660 +90 2,740

Smart ARPU (yen) 350 390 +40 400

MOU (minutes) 128 119 -9 -

Other includes purchases of additional handsets by existing subscribers

SLIDE No. 57

Aggregate ARPU

(Yen)

Voice ARPU : Packet ARPU : Smart ARPU

5,220 5,240 5,150

350 350 360 4,960 4,930 4,870 4,850

360 370 390 400

2,530 2,610 2,600 2,620 2,660 2,670 2,740

2,340 2,280 2,190 1,980 1,900 1,810 1,710

FY11/1Q 2Q 3Q 4Q FY12/1Q 2Q FY12 (full-year

forecast)

Definition of ARPU including the category of “Smart ARPU” applied retroactively

For an explanation of ARPU, please see slide “Definition and Calculation Methods of MOU and ARPU” in this document

SLIDE No. 58

Impact of “Monthly Support” Discounts on Aggregate ARPU

(Yen)

: Voice ARPU (Excluding impact of : Packet ARPU (Excluding impact of Smart ARPU Monthly Support impact

Monthly Support) Monthly Support)

5,220 5,240 5,150 4,960 4,930 4,870 4,850

350 350 360 360 370 390 400

2,530 2,610 2,600 2,640 2,700 2,750 2,830

2,350 2,320 2,250 2,070 2,040 2,020 1,960

-10 -40 -60 -110

-180 -290 -340

FY11/1Q 2Q 3Q 4Q FY12/1Q 2Q FY12

(full-year forecast)

Definition of ARPU including the category of “Smart ARPU” applied retroactively

For an explanation of ARPU, please see slide “Definition and Calculation Methods of MOU and ARPU” in this document

SLIDE No. 59

MOU

MOU (Minutes) YOY changes in MOU

128 129 128

121 119 119

-3.8%

-4.4% -4.8%

-6.9% -8.1%

-10.4%

FY11/1Q 2Q 3Q 4Q FY12/1Q 2Q

For an explanation of MOU, please see “Definition and Calculation Methods of MOU and ARPU” in this document

SLIDE No. 60

Definition and Calculation Methods of MOU and ARPU

i. Definition of ARPU and MOU a. ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services and other services that accompany our wireless services by the number of active subscriptions to our wireless services in the relevant periods. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. b. MOU (Minutes of Use): Average monthly communication time per subscription.

ii. ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + Smart ARPU

- Voice ARPU : Voice ARPU Related Revenues (basic monthly charges, voice communication charges)

/ No. of active subscriptions

- Packet ARPU : Packet ARPU Related Revenues (basic monthly charges, packet communication charges)

/ No. of active subscriptions

- Smart ARPU : Revenues from providing services that accompany our wireless services (revenues from content and cloud services, collection of charges, mobile phone insurance service, advertising and others) / No. of active subscriptions

iii. Active Subscriptions Calculation Methods

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note: Subscriptions and revenues for communication module services, “Phone Number Storage” and “Mail Address Storage” services are not included in the ARPU and MOU calculations.

SLIDE No.
61

# Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

The reconciliations for the year ending March 31, 2013 (Revised Forecasts) are provided to the extent available without unreasonable efforts.

i. EBITDA and EBITDA margin

| | Billions of yen | | | |
|---|---|---|---|---|
| | Year ending March 31, 2013 (Revised Forecasts) | Year ended March 31, 2012 | Six months ended September 30, 2011 | **Six months ended September 30, 2012** |
| a. EBITDA | ¥ 1,546.0 | ¥ 1,583.3 | ¥ 834.1 | **¥ 806.6** |
| Depreciation and amortization | (697.0) | (684.8) | (318.4) | **(324.2)** |
| Loss on sale or disposal of property, plant and equipment | (29.0) | (24.1) | (7.2) | **(11.3)** |
| Operating income | 820.0 | 874.5 | 508.5 | **471.1** |
| Other income (expense) | (6.0) | 2.5 | 3.4 | **(5.5)** |
| Income taxes | (310.0) | (402.5) | (207.6) | **(184.2)** |
| Equity in net income (losses) of affiliates | (5.0) | (13.5) | (5.8) | **(0.5)** |
| Less: Net (income) loss attributable to noncontrolling interests | 8.0 | 3.0 | 0.5 | **5.0** |
| b. Net income attributable to NTT DOCOMO, INC. | 507.0 | 463.9 | 299.0 | **285.9** |
| c. Operating revenues | 4,520.0 | 4,240.0 | 2,113.0 | **2,207.3** |
| EBITDA margin (=a/c) | 34.2% | 37.3% | 39.5% | **36.5%** |
| Net income margin (=b/c) | 11.2% | 10.9% | 14.2% | **13.0%** |

Note : EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii. Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes

| | Billions of yen | | | |
|---|---|---|---|---|
| | Year ending March 31, 2013 (Revised Forecasts) | Year ended March 31, 2012 | Six months ended September 30, 2011 | **Six months ended September 30, 2012** |
| "Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes" | ¥ 240.0 | ¥ 503.5 | ¥ 272.8 | **¥ 56.2** |
| Irregular factors (1) | 147.0 | (147.0) | - | **147.0** |
| Effect of transfer of receivables(2) | (246.0) | - | - | **(254.0)** |
| Changes in investments for cash management purposes(3) | - | (220.5) | (310.2) | **(20.3)** |
| Free cash flows | 141.0 | 136.0 | (37.4) | **(71.2)** |
| Net cash used in investing activities | (776.0) | (974.6) | (661.8) | **(458.2)** |
| Net cash provided by operating activities | 917.0 | 1,110.6 | 624.4 | **387.0** |

Note: (1) Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.

(2) Effect of transfer of receivables represents the effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION. Since the payment conditions of the consideration of claims transferred to NTT FINANCE CORPORATION are set approximately equivalent to our cash collection cycle history, an impact derived from the transfer of receivables is not significant.

(3) Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. Net cash used in investing activities includes changes in investments for cash management purposes except for the year ending March 31, 2013. The effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2013 due to the difficulties in forecasting such effect.

Copyright (C) 2012 NTT DOCOMO, INC. All rights reserved.